04002587

CURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	**FACING PAGE** Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NUMBER 8- ~~13801~~ 44852

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) **AND ENDING** 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MBSC, LLC

MAR 1 2004

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

200 Park Avenue

(No. and Street)

New York	New York	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Verity III — (Area Code – Telephone No.) 212-922-7892

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG Peat Marwick

757 3rd Avenue	New York, New York		10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public acco supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William H. Maresca, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MBSC, LLC as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

Signature

Title Chief Financial Officer

DENISE SEPULVEDA
Notary Public, State of New York
No. 01SE4935025
Qualified in Richmond County
Commission Expires 6/20/06

Notary Public

This report ** contains (check all applicable boxes):

- [X] **(a) Facing Page**
- [X] **(b) Statement of Financial Condition**
- [X] **(c) Statement of Income (loss).**
- [ ] **(d) Statement of Cash Flows**
- [X] **(e) Statement of Changes in Stockholder's Equity**
- [ ] **(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors**
- [X] **(g) Computation of Net Capital**
- [X] **(h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 or a statement concerning exemption.**
- [X] **(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 or a statement that none Is required.**
- [X] **(j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.**
- [ ] **(k) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act**
- [ ] **(l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
- [X] **(m) An Oath or Affirmation**
- [ ] **(n) A Copy of the SIPC Supplemental Report**
- [ ] **(o) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
- [X] **(p) Independent auditor's report on internal control.**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

MBSC, LLC

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

MBSC, LLC

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Member and Board of Directors
MBSC, LLC:

We have audited the accompanying statement of financial condition of MBSC, LLC (the Company) (a wholly owned subsidiary of Dreyfus Service Corporation) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MBSC, LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 12, 2004

MBSC, LLC

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents – note 1	$	12,881,000
Receivables:		
From related affiliates – note 3		141,000
Other, primarily for commissions		1,492,000
Total receivables		1,633,000
Prepaid expenses		172,000
Total assets	$	14,686,000

Liabilities and Member's Equity

Liabilities:		
Due to related affiliates – note 3 (b)	$	661,000
Sundry liabilities and accrued expenses		995,000
Total liabilities		1,656,000
Member's equity		13,030,000
Commitments and other matters – notes 4 and 5		
Total liabilities and member's equity	$	14,686,000

See accompanying notes to statement of financial condition.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) *Organization*

MBSC, LLC (the Company), a registered broker-dealer, is a wholly owned subsidiary of Dreyfus Service Corporation (DSC), which is a wholly owned subsidiary of The Dreyfus Corporation (the Corporation), which is a wholly owned subsidiary of Mellon Bank, N.A., which is a wholly owned subsidiary of Mellon Financial Corporation (MFC). The Company acts as an introducing broker-dealer, clearing trades on a fully disclosed basis through an arrangement with Pershing LLC, Member NYSE/SIPC, a BNY Securities Group Co. The Company's transactions for certain institutional customers are executed and cleared by or through a network of unaffiliated broker-dealers, namely, Pershing, Jefferies & Co., ITG, Bear, Stearns Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Inc., UBS Warburg LLC, Deutsche Bank Securities, Citigroup Global Markets, Inc. (formerly Salomon Smith Barney, Inc.), Credit Lyonnais Securities and Weedon & Co, LLC. Commission income on the sale of proprietary and nonproprietary mutual funds, equity, and fixed income securities are recorded on a trade date basis.

(b) *Preparation of Statement of Financial Condition*

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Cash and Cash Equivalents*

Cash and cash equivalents include an investment of $11,977,000 in Dreyfus Institutional Prime Money Market Fund, a related money market investment company. The carrying amount reported in the statement of financial condition for cash and cash equivalents approximates fair value.

(2) Federal, State, and Local Income Taxes

The Company has been advised by MFC that it intends to file a consolidated federal income tax return, which will include the operations of the Company.

In accordance with MFC's Tax Allocation Policy and Tax Sharing Agreement, the provision for federal, state and local income taxes is calculated on a separate return basis except for tax benefits of current year losses. Tax credits and tax benefit carry-forwards are recorded only to the extent they would be used to reduce federal income tax expense. Current federal income taxes are remitted quarterly to or from MFC, which then makes the estimated payments to the Internal Revenue Service from such remittances.

(3) Related Party Transactions

(a) Under various service plans adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Company receives fees from certain funds advised and/or administered by the Corporation. Such fees are for promoting the sale of these funds, and for providing ongoing personal services relating to shareholder accounts and the maintenance of such shareholder accounts. The fees from these funds are based on their respective average daily net assets.

(b) The Company has been billed for its share of certain expenses incurred by related affiliates on its behalf. These expenses include services such as payroll, human resources, information systems, legal, occupancy, and accounting.

(4) Employees' Benefit Plans

The Mellon Bank Retirement Plan covers the employees of the Company. Employees' payroll deductions into the Mellon 401(k) Retirement Savings Plan are matched by MFC's contribution of common stock, at the rate of $.65 on the dollar, up to 6% of the employees' base salary.

(5) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equal to 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. Net capital may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of $10,952,000, which was $10,702,000 in excess of its required net capital of $250,000.

The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1. Such ratio, as defined, shall not exceed 15 to 1. The net capital rules may effectively restrict the payment of cash distributions and the withdrawal of equity capital.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

Member and Board of Directors
MBSC, LLC:

In planning and performing our audit of the financial statements of MBSC, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 12, 2004